Draft--February 23, 1996

                                                      1940 Act File No. 811-5476
                                                      1933 Act File No.

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                   Form N-14

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                      [ ]  Pre-Effective Amendment No. __
                      [ ] Post-Effective Amendment No. __

                         Lord Abbett Global Fund, Inc.
               (Exact Name of Registrant as Specified in Charter)


                 The General Motors Building, 767 Fifth Avenue
                            New York, New York 10153
                    (Address of Principal Executive Offices)
        Registrant's Telephone Number, Including Area Code: 800-426-1130

                               Kenneth B. Cutler
                         Vice President and Secretary
                         Lord Abbett Global Fund, Inc.
                          The General Motors Building
                               767 Fifth Avenue
                           New York, New York 10153
                    (Name and Address of Agent for Service)

                 Approximate Date of Proposed Public Offering:
 As soon as practicable after the effective date of the registration statement.


No filing fee is required because an indefinite number of shares are being registered pursuant to Rule 24f-2 under the Investment Company Act of 1940.

            It is proposed that this filing will become effective on
                    March     ,  1996 pursuant to Rule 488.

================================================================================

                         Lord Abbett Global Fund, Inc.
================================================================================

                             CROSS-REFERENCE SHEET
                          ITEMS REQUIRED BY FORM N-14
--------------------------------------------------------------------------------

Part A
Item No.  Item Caption                                                Prospectus Caption
--------  ------------                                                ------------------
1.        Beginning of Registration Statement and Outside     Cover Page of Registration Statement;
          Front Cover Page of Prospectus                      Cover Page of Proxy Statement and
                                                              Prospectus

2.        Beginning and Outside Back Cover Page of            Table of Contents
          Prospectus

3.        Fee Table, Synopsis and Risk Factors                Fee Table; Summary of Proposal

4.        Information about the Transaction                   Summary of Proposal; Information
                                                              About the Reorganization

5.        Information about the Registrant                    Summary of Proposal; Comparative
                                                              Information about the Acquiring Fund
                                                              and the Acquired Fund; Additional
                                                              Information; Prospectus of Lord
                                                              Abbett Global Fund, Inc. dated
                                                              May 1, 1995

6.        Information about the Company Being Acquired        Summary of Proposal; Comparative
                                                              Information about the Acquiring Fund
                                                              and the Acquired Fund

7.        Voting Information                                  Special Meeting of Shareholders of
                                                              the Acquired Fund; Notice of Special
                                                              Meeting of Shareholders; Summary of
                                                              Proposal

8.        Interest of Certain Persons and Experts             Additional Information

9.        Additional Information Required for Reoffering      Not Applicable
          by Persons Deemed to be Underwriters


Part B                                                       Statement of Additional
Item No.  Item Caption                                       Information Caption
--------  ------------                                       ------------------------
10.       Cover Page                                         Cover Page

11.       Table of Contents                                  Not Applicable

12.       Additional Information about the Registrant        Cover Page of Proxy Statement and
                                                             Prospectus; Acquiring Fund State-
                                                             ment of Additional Information
                                                             incorporated by reference.

13.       Additional Information about the Company Being     Cover Page of Proxy Statement and
          Acquired                                           Prospectus; Acquired Fund Statement
                                                             of Additional Information incor-
                                                             porated by reference.

14.       Financial Statements                               Pro-forma Financial Statements

Part C
Item No.                                                     Part C Caption
--------                                                     --------------

15.       Indemnification                                    Indemnification

16.       Exhibits                                           Exhibits

17.       Undertakings                                       Undertakings

Signatures


 [Letterhead of Lord Abbett Securities Trust - Lord Abbett Global Income Trust]

From the Chairman of the Board
------------------------------

Dear Shareholder,

      Lord, Abbett & Co. is the investment manager for two funds with substantially similar investment objectives and policies: your Fund and the Income Series, a series of Lord Abbett Global Fund, Inc. (the "Acquiring Fund"). To eliminate the offering of substantially identical funds and to take advantage of potential economies of scale, the Board of Trustees of your Fund has recommended that your Fund combine with the Acquiring Fund.

      If approved and consummated, this proposed combination of your Fund and the Acquiring Fund will be a tax-free reorganization for Federal income tax purposes.

      You are also being asked to ratify the selection of Deloitte & Touche LLP as your Fund's independent accountants. A shareholder vote is required on this matter in case the proposed combination is not consummated.

      The proposal is subject to the approval of shareholders of your Fund at a meeting to be held in New York on June 19, 1996 at 10:00 a.m.

      Your vote on these issues is critical. To ensure that your vote is counted, it is important that you:

      1.  Review the enclosed Proxy Statement and Prospectus;

      2.  Complete and sign the enclosed proxy card; and

      3.  Return the proxy card in the enclosed envelope as soon as possible.

Your prompt response will help save your Fund the expense of additional solicitations.

      We encourage you to review the enclosed materials. Because we believe this combination of funds is in the best interests of shareholders, we encourage you to vote in favor of this proposal.

                                  Sincerely,

                                  Ronald P. Lynch
                                  Chairman of the Board
April 17, 1996

                         LORD ABBETT SECURITIES TRUST -
                        LORD ABBETT GLOBAL INCOME TRUST
                                767 Fifth Avenue
                            New York, New York 10153
                          Telephone No. (800) 426-1130


Notice of a Special Meeting of Shareholders
to be held on June 19, 1996                          April 17, 1996


Notice is given hereby of a special meeting of the shareholders of Lord Abbett Securities Trust. The meeting will be held in the offices of Lord, Abbett & Co., on the 11th floor of The General Motors Building, 767 Fifth Avenue, New York, New York on June 19, 1996, at 10:00 a.m. for the following purposes and to transact such other business as may properly come before the meeting and any adjournments thereof.

ITEM 1. To consider and act upon an Agreement and Plan of Reorganization between Lord Abbett Global Income Trust (the "Acquired Fund"), a series of Lord Abbett Securities Trust, and the Income Series, a series of Lord Abbett Global Fund, Inc. (the "Acquiring Fund") providing for (a) the transfer of all of the assets of the Acquired Fund to the Acquiring Fund in exchange for shares of a new class of the Acquiring Fund (to be designated "Class C Shares") and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund, (b) the distribution of such Class C Shares to the shareholders of the Acquired Fund and (c) the subsequent termination of the Acquired Fund. A vote in favor of this Item 1 will be deemed to be a vote to authorize the Acquired Fund, as the sole shareholder of Class C Shares prior to this reorganization, to approve a proposed distribution plan pursuant to Section 12 of the Investment Company Act of 1940, as amended, and Rule 12b-1 thereunder applicable to that class.

ITEM 2. To ratify the selection of Deloitte & Touche LLP as the independent auditors of the Lord Abbett Securities Trust for the current fiscal year.


                                         By order of the Board of Trustees


                                         Kenneth B. Cutler
                                         Vice President and Secretary

The Board of Trustees has fixed the close of business on March 22, 1996 as the record date for determination of shareholders of the Acquired Fund entitled to notice of and to vote at the meeting. Shareholders are entitled to one vote for
each share held.  As of  March 22, there were      shares of the Acquired Fund
                                              ----
issued and outstanding.

------------------------------------------------------------------------------
PLEASE INDICATE YOUR VOTING INSTRUCTIONS ON THE ENCLOSED PROXY CARD.

SIGN, DATE AND RETURN IT IN THE ENVELOPE PROVIDED.

TO SAVE THE COST OF ADDITIONAL SOLICITATIONS, PLEASE MAIL YOUR PROXY PROMPTLY.
------------------------------------------------------------------------------

            Proxy Statement and Prospectus Dated March       , 1996


                          Acquisition of the Assets of
                  Lord Abbett Global Income Trust, a series of
                          Lord Abbett Securities Trust
                 The General Motors Building, 767 Fifth Avenue
                               New York, NY 10153
                                 (800) 426-1130

                    by and in exchange for Class C Shares of
                           Income Series, a series of
                         Lord Abbett Global Fund, Inc.
                 The General Motors Building, 767 Fifth Avenue
                               New York, NY 10153
                                 (800) 426-1130


      This Proxy Statement and Prospectus relates to Class C shares (the "Class C shares") of the Income Series (the "Acquiring Fund"), a series of Lord Abbett Global Fund, Inc. (the "Global Fund") to be issued to, and in exchange for all the assets of, Lord Abbett Global Income Trust (the "Acquired Fund" and, together with the Acquiring Fund, the "Funds"), a series of Lord Abbett
Securities Trust (the "Trust").   In exchange for such assets, the Acquiring
Fund will also assume all of the liabilities of the Acquired Fund. Following receipt of the Acquiring Fund Class C shares, the Acquired Fund will be terminated and the Class C shares will be distributed to the shareholders of the Acquired Fund. The shareholders of the Acquired Fund are being asked to vote to approve or disapprove these proposed transactions (the "Reorganization"), which are more fully described in this Proxy Statement and Prospectus.

      The Global Fund and the Trust are open-end diversified investment management companies that seek long-term high current income consistent with reasonable risk. Lord, Abbett & Co. ("Lord Abbett") serves as investment manager to both Funds.

      The Class C shares of the Acquiring Fund will be a newly-created class of shares that will share pro-rata with the existing class of Acquiring Fund shares (the "Class A shares") in the portfolio, income and expenses of the Acquiring Fund, except that each class will bear the expense of its own distribution and shareholder servicing arrangements and certain other expenses. See "Information About the Reorganization -- Shares of the Acquiring Fund." The distribution and shareholder servicing arrangements for the Class C shares will be substantially the same as the arrangements currently applicable to the Acquired Fund shares. The trustees of the Trust believe that the proposed transaction will enable the shareholders of the Acquired Fund to benefit from economies of scale while continuing to invest in a portfolio of securities managed by Lord Abbett under an investment objective substantially similar to that of the Acquired Fund. See "Information About the Reorganization -- Reasons for the Reorganization."

      This Proxy Statement and Prospectus sets forth concisely the information about the Acquiring Fund that a shareholder of the Acquired Fund should know before voting on the Reorganization. It should be read and retained for future reference. Attached as Exhibit A to this Proxy Statement and Prospectus is a copy of the Agreement and Plan of Reorganization (the "Plan") for the
Reorganization.   This Proxy Statement and Prospectus is accompanied by the
Prospectus of the Acquiring Fund dated May 1, 1995 (the "Acquiring Fund Prospectus"), which Prospectus is incorporated by reference herein. Also incorporated herein by reference are (a) the Statement of Additional Information dated the date hereof relating to this Proxy Statement and Prospectus, including the Statement of Additional Information of the Trust dated December 27, 1994 and the Statement of Additional Information of the Acquiring Fund dated May 1, 1995, and (b) the Prospectus of the Trust dated December 27, 1994 (the "Acquired Fund Prospectus") [a pre-effective amendment is to be filed to incorporate by reference the Prospectus and Statement of Additional Information of Lord Abbett Securities Trust to be dated March 1, 1996]. Such Statements of Additional Information and the Acquired Fund Prospectus are available, upon oral or written request, and at no charge, from the Acquiring Fund, at its above-noted telephone number and address.

================================================================================
                               TABLE OF CONTENTS

SPECIAL MEETING OF SHAREHOLDERS OF THE ACQUIRED FUND..................... 2

FEE TABLE................................................................ 4

ITEM 1. - APPROVAL OF THE AGREEMENT AND PLAN OF REORGANIZATION........... 5
    SUMMARY OF PROPOSAL.................................................. 5

    INFORMATION ABOUT THE REORGANIZATION................................. 7

    COMPARATIVE INFORMATION ABOUT THE
       ACQUIRING FUND AND THE ACQUIRED FUND..............................11

ITEM 2. - RATIFICATION OR REJECTION OF INDEPENDENT PUBLIC ACCOUNTANTS....14

ADDITIONAL INFORMATION...................................................14

Exhibit A - Agreement and Plan of Reorganization

Exhibit B - Comparison of Current and Proposed Investment Policies and
Restrictions

===============================================================================
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

              SPECIAL MEETING OF SHAREHOLDERS OF THE ACQUIRED FUND


      This Prospectus and Proxy Statement is furnished in connection with the solicitation of proxies by and on behalf of the Board of Trustees of the Trust on behalf of the Acquired Fund to be used at a Special Meeting of Shareholders of the Trust to be held at 10:00 a.m. on June 19, 1996, at the offices of Lord Abbett on the 11th floor of the General Motors Building, 767 Fifth Avenue, New York, New York 10153, and at any adjournments thereof. This Prospectus and Proxy Statement and the enclosed proxy card are first being mailed to shareholders of the Acquired Fund on or about April 17, 1996.

      At the close of business on March 22, 1996 (the "Record Date"), there were issued and outstanding ____ shares of the Acquired Fund. Only shareholders of record as of the close of business on the Record Date will be entitled to notice of, and to vote at, the meeting or any adjournment thereof. Shareholders of the Acquired Fund are entitled to one vote for each share. Under Delaware law, shares owned by two or more persons (whether as joint tenants, co-fiduciaries or otherwise) will be voted as follows, unless a written instrument or court order providing to the contrary has been filed with the Secretary of the Acquired
Fund: (1) if only one votes, that vote binds all; (2) if more than one votes, the vote of the majority binds all; and (3) if more than one votes and the vote is evenly divided, the vote will be cast proportionately.

      Approval of the Plan and the Reorganization will require the affirmative vote of a majority of the shares of the Acquired Fund voted on the matter. One-third of the aggregate number of shares of the Acquired Fund shall be necessary to constitute a quorum for approval of the Plan and the Reorganization. Shares with respect to which there is an abstention or broker non-vote shall be counted for quorum purposes and shall not be treated as "voted" for purposes of determining whether the proposal has passed. If the enclosed form of proxy is properly executed and returned in time to be voted at the meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon. A proxy may be revoked by the signer at any time at or before the meeting by written notice to the Acquired Fund, by execution of a later-dated proxy or by voting in person at the meeting. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, FOR approval of the Plan and the Reorganization, FOR ratification of the selection of Deloitte & Touche as the Acquired Fund's independent auditors and on any other matters as deemed appropriate.

      Proxies will be solicited by mail. Additional solicitations may be made by telephone, facsimile or personal contact by officers or employees of Lord Abbett and its affiliates. The Acquired Fund may also request brokerage houses, custodians, nominees, and fiduciaries who are shareholders of record to forward proxy material to the beneficial owners. D. F. King & Co. has been retained to assist in the solicitation of proxies at an estimated cost of $_______. The cost of the solicitation will be borne by ______________.

      In the event that sufficient votes to approve the Plan are not received by the meeting date, the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies. In determining whether to adjourn the meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast and the nature of any further solicitation and any information to be provided to shareholders with respect to such a solicitation. Any such adjournment will require an affirmative vote of a majority of the shares present in person or by proxy and entitled to vote at the meeting. The persons named as proxies will vote upon such adjournment after consideration of the best interests of all shareholders.

      If the Plan is not approved by the shareholders of the Acquired Fund, or if the Reorganization is not consummated for any other reason, the Acquired Fund will continue to engage in business as a series of the Trust.

                                 FEE TABLE

      Set forth below is a summary comparison of the expenses of (a) the shares of the Acquiring Fund (currently, the only class of Acquiring Fund shares, to be designated "Class A"), (b) the shares of the Acquired Fund and (c) on a pro-forma basis after giving effect to the Reorganization, the Class C shares of the Acquiring Fund (to be issued in the Reorganization in exchange for the shares of the Acquired Fund). The annual operating expenses shown in the summary comparison for the Acquiring Fund shares and the Acquired Fund shares are the actual expenses for the fiscal years ending December 31, 1995 and October 31, 1995, respectively, and those shown on a pro-forma basis for the Class C shares of the Acquiring Fund are the estimated expenses of such shares for the subsequent year had the Reorganization occurred on November 1, 1994. The example set forth below is not a representation of past or future expenses. Actual expenses may be greater or less than those shown.


Shareholder Transaction Expenses        Acquiring Fund shares                                                 Acquiring Fund
(as a percentage of                       (to be designated                                                   Class C shares
 offering price)                              Class A)                     Acquired Fund shares                 (pro-forma)
------------------------------------------------------------------------------------------------------------------------------------

  Maximum Sales Load on                      4.75%/(2)/                           None/(3)/                       None/(3)/
   Purchases/(1)/
------------------------------------------------------------------------------------------------------------------------------------

  Deferred Sales Load /(1)/                   None/(2)/                          1.00%/(4)/                      1.00%/(4)/
------------------------------------------------------------------------------------------------------------------------------------

Annual Operating Expenses
(as a percentage of
 average net assets)
------------------------------------------------------------------------------------------------------------------------------------

Management Fee                               0.50%                               0.00%/(6)/                      0.50%/(5)/
------------------------------------------------------------------------------------------------------------------------------------

Rule 12b-1 Fees                              0.25%/(2)/                          0.94%/(3)/                      0.94%/(3)(5)/
------------------------------------------------------------------------------------------------------------------------------------

Other Expenses                               0.29%                               0.11%                           0.29%/(5)/
------------------------------------------------------------------------------------------------------------------------------------

Total Operating Expenses                     1.04%                               1.05%                           1.73%/(5)/
------------------------------------------------------------------------------------------------------------------------------------

Example: Assume each Fund's annual return is 5% and there is no change in the level of expenses described above. For every $1,000 invested, with reinvestment of all distributions, you would pay the following total expenses if you closed your account after the number of years indicated.

                                             1 Year    3 Years    5 Years    10 Years
                                             -----     -------    -------    --------
   Acquiring Fund Class A shares /(7)/        $58        $79        $102        $169
   Acquired Fund shares /(7)/                 $11        $33        $ 58        $128
   Acquiring Fund Class C shares              $17        $54        $ 94        $204
     (pro-forma)/(7)/

/(1)/ Sales "load" is referred to as sales "charge" and "deferred sales load" is referred to as "contingent deferred reimbursement charge" throughout this Proxy Statement and Prospectus.
/(2)/ See "Purchases" in the Acquiring Fund Prospectus accompanying this Proxy Statement and Prospectus for descriptions of the front-end sales charges, the 1% contingent deferred reimbursement charges payable on sales and certain redemptions of these shares and the Rule 12b-1 plan applicable to the shares of the Acquiring Fund.
/(3)/ Although the Acquired Fund does not, and the Acquiring Fund will not with respect to the Class C shares, charge a front-end sales charge, investors should be aware that long-term shareholders may pay, under the Rule 12b-1 plan of the Acquired Fund and under the Rule 12b-1 plan to be applicable to the Class C shares of the Acquiring Fund (which pays and will pay annual 0.25% service and 0.75% distribution fees), more than the economic equivalent of the maximum front-end sales charge as permitted by certain rules of the National Association of Securities Dealers, Inc.
/(4)/ Redemptions of the Acquired Fund shares are, and redemptions of the Class C shares will be, subject to a 1% contingent deferred reimbursement charge if the redemption occurs before the first anniversary of the share purchase. For this purpose, Class C shares received in the Reorganization will be deemed to have been purchased on the date the holders purchased or were deemed to purchase the shares of the Acquired Fund exchanged for such Class C shares. See "12b-1 Plans" under "Information About Reorganization."
/(5)/ The expenses of the Acquiring Fund Class C Shares are estimated. Lord Abbett intends to neither waive its management fee or subsidize expenses for the years subsequent to the Reorganization with respect to Class C shares of the Acquiring Fund.
/(6)/ Lord Abbett waived its management fee and subsidized certain expenses with respect to the Acquired Fund during the past year (and continues to do so). The management fee and expenses would have been 0.50% and 1.57%, respectively, absent such waiver.
/(7)/ Based on total operating expenses or estimated operating expenses shown in the table above.
-------------------------------------------------------------------------------
The foregoing is provided to assist shareholders of the Acquired Fund in understanding the various expenses the holders of the shares of the Acquiring Fund and the holders of shares of the Acquired Fund have incurred and that holders of the shares of the Acquired Fund might incur as holders of the Class
C shares following the Reorganization.
-------------------------------------------------------------------------------

        ITEM 1. - APPROVAL OF THE AGREEMENT AND PLAN OF REORGANIZATION

                              SUMMARY OF PROPOSAL

      The following is a summary of certain information contained elsewhere or incorporated by reference in this Proxy Statement and Prospectus and is qualified in its entirety by reference to such information.

Overview of Proposed Reorganization. The Plan provides for the transfer to the Acquiring Fund of all of the assets of the Acquired Fund in exchange for Class C shares and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund. The Class C shares will then be distributed to the Acquired Fund shareholders and the Acquired Fund will be terminated. As a result of the Reor ganization, each shareholder of the Acquired Fund will become the owner of that number of full and fractional Class C shares having an aggregate net asset value equal to the aggregate net asset value of their shares of the Acquired Fund, as of the close of business on the date the Acquired Fund assets are transferred to the Acquiring Fund. Consummation of the Reorganization is subject to the approval of the Acquired Fund's shareholders and other conditions, including Acquiring Fund shareholder approval of an amendment to the Global Fund's Articles of Incorporation authorizing the creation of the Class C shares.

      To avoid a need to call an Acquiring Fund shareholders' meeting after the Reorganization, shareholders of the Acquired Fund are being asked to authorize the Acquired Fund, as the sole Class C shareholder of the Acquiring Fund before the Reorganization, to approve the proposed distribution plan for the Class C shares. A vote in favor of the Reorganization will be deemed also to be a vote to authorize the Acquired Fund to take such action.

      The trustees of the Acquired Fund believe that the proposed Reorganization will enable the shareholders of the Acquired Fund to benefit on a long-term basis from economies of scale while continuing to invest in a portfolio of securities managed by Lord Abbett under the same investment objective as that of the Acquired Fund. See "Information About the Reorganization -- Reasons for Reorganization" for additional information about the reasons for the Reorganization.

Businesses of the Acquired and Acquiring Funds. The Acquired Fund is a diversified series of the Trust, an open-end management investment company organized as a Delaware business trust under an Agreement and Declaration of Trust dated February 26, 1993. The Trust offers ten series, one of which is the Acquired Fund, each consisting of one class of shares. The Acquired Fund commenced investment operations on January 3, 1994. As of December 31, 1995, the Acquired Fund's net assets were approximately $8 million.

      The Acquiring Fund is a diversified series of the Global Fund, an open-end management investment company incorporated under Maryland law on February 23, 1988. To date, the Acquiring Fund offers two series, one of which is the Acquiring Fund, each consisting of one class of shares. As of December 31, 1995, the Acquiring Fund's net assets were approximately $239 million.

Investment Objectives and Policies of the Acquired Fund and the Acquiring Fund. The Acquired Fund and Acquiring Fund have identical investment objectives: to seek long-term high current income consistent with reasonable risk. The two Funds also have generally similar investment policies and restrictions. The Acquiring Fund is seeking to revise and reclassify certain of its investment policies and restrictions in order to provide greater flexibility in managing the investment portfolio of the Acquiring Fund. Most importantly, a number of the investment policies and restrictions that are classified as fundamental for the Acquired Fund are to be reclassified as non-fundamental for the Acquiring Fund. See "Comparative Information About the Acquiring Fund and the Acquired Fund -- Investment Objectives, Policies and Restrictions."

      The portfolio of the Acquired Fund is expected to be suitable for the Acquiring Fund, and so no significant realignment of that portfolio is expected in connection with the Reorganization.

Purchases and Exchanges. Shares of the Acquired Fund are, and Class C shares will be, available through certain authorized dealers at the public offering price, which is the net asset value per share. See "Information About the Reorganization -- Shares of the Acquiring Fund." Shareholders of the Acquired Fund may now exchange their shares for shares of the other nine series of the Trust and for the shares of Lord Abbett U.S. Government Securities Money Market Fund, Inc. It is expected that holders of Class C shares will be able to exchange their shares for Class C shares of up to 13 other funds and series managed by Lord Abbett. Each exchange represents a sale of shares for which a shareholder may have to recognize a gain or loss under Federal income tax provisions.

Rule 12b-1 Plan. The Acquired Fund has adopted a plan pursuant to Section 12(b) of the Investment Company Act of 1940 (the "1940 Act") and Rule 12b-1 thereunder (a "Rule 12b-1 Plan"), under which it pays service and distribution fees at the time shares are sold not to exceed 1% of the net asset value of such shares and at each quarter-end after the first anniversary of the sale of shares at an annual rate not to exceed 1% of the net asset value of such shares then outstanding. As part of the Reorganization, the Acquiring Fund will adopt a Rule 12b-1 Plan applicable to the Class C shares that will be substantially the same as the Acquired Fund's Rule 12b-1 Plan, except as noted below under "Information About the Reorganization -- Rule 12b-1 Plan".

Dividend Policies and Options. The Acquired Fund distributes net investment income monthly as a dividend. It may also pay supplemental dividends and capital gains distributions in December or January. The Acquiring Fund has a similar dividend and distribution policy. The shareholders of each Fund may reinvest such dividends and distributions in additional shares at net asset value or take such amounts in cash.

Redemption Procedures. The redemption procedures of the Acquired Fund and the Acquiring Fund are substantially the same. See the Acquiring Fund Prospectus under "Redemptions."

Tax Considerations. The consummation of the Reorganization is subject to receipt of an opinion of counsel, substantially to the effect that, among other things, the Reorganization will not cause a gain or loss to be recognized by the Acquired Fund or its shareholders for federal income tax purposes. See "Information about the Reorganization--Federal Income Tax Considerations."

Risk Factors. Because of the similarities in the investment objectives of the Funds, Lord Abbett believes that the relative risks involved in investing in the Funds can be considered similar. However, the investment policies and restrictions of the Acquiring Fund have been made less restrictive compared to those of the Acquired Fund in order to provide greater flexibility in the future management of the investment portfolio of the Acquiring Fund. If the Acquiring Fund were to take to any significant extent the actions permitted by these less restrictive policies and restrictions, a result not now anticipated, the risks of investing in the Acquiring Fund could be greater than those involved in investing in the Acquired Fund. See "Comparative Information About the Acquiring Fund and the Acquired Fund -- Investment Objectives, Policies and Restrictions" below.

                      INFORMATION ABOUT THE REORGANIZATION

The Plan. On July 12, 1996, assuming the conditions referred to below are satisfied, the Acquired Fund will transfer all its assets to the Acquiring Fund (the date of such transfer is referred to herein as the "Closing Date") in exchange for (i) Class C shares of the Acquiring Fund having an aggregate net asset value equal to the aggregate value of the assets, less liabilities, of the Acquired Fund and (ii) the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund. The Acquired Fund will distribute as of the Closing Date such Class C shares pro-rata to its shareholders of record, determined as of the close of business on the Closing Date, in exchange for their shares of the Acquired Fund. The net asset value of Class C shares and the value of the Acquired Fund's assets and the amount of its liabilities will be determined as of the Closing Date in accordance with the valuation procedures set forth in the Global Fund's Articles of Incorporation (see "Purchases" in the Acquiring Fund Prospectus). The valuation procedures used by the Acquiring Fund are the same as those used by the Acquired Fund.

      The obligations of the Acquiring Fund and the Acquired Fund to consummate the Reorganization are subject to the satisfaction of certain conditions precedent, including (a) approval and authorization of the Reorganization by the vote of a majority of the shares of the Acquired Fund voted on the matter if a quorum is present, (b) receipt of a favorable ruling from the Internal Revenue Service to the effect that the issuance of various classes of shares by the Acquiring Fund will not result in dividends or distributions of the Acquiring Fund constituting "preferential dividends" under the Internal Revenue Code of 1986, as amended (the "Code"), (c) a favorable opinion of legal counsel as to the federal income tax consequences of the proposed transaction as described below under "Federal Income Tax Considerations", and (d) approval by the shareholders of the Acquiring Fund of an amendment to its Articles of Incorporation authorizing the creation of additional classes of shares.

      The foregoing summary of the Plan does not purport to be complete, and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the Plan, a copy of which is attached as Exhibit A.

Reasons for the Reorganization. The Board of Trustees of the Trust and the Board of Directors of the Global Fund, including in each case a majority who are not "interested persons" (as defined in the 1940 Act) of either Fund or of Lord Abbett, approved the Plan and the Reorganization on March 14, 1996, and in this connection determined that participation in the proposed Reorganization is in the best interests of the shareholders of each of the Funds and that the interests of existing shareholders of the Funds will not be diluted as a result of the Reorganization. In doing so, the boards of the two Funds considered several factors, including that (a) the shareholders of the Acquired Fund are expected to benefit from economies of scale as shareholders of the larger Acquiring Fund, while continuing to invest in a portfolio of securities managed by Lord Abbett under identical investment objective, and (b) implementation of a multi-class fund structure for the Acquiring Fund is expected to (i) enable investors in the Acquiring Fund to choose the distribution option that best suits their individual situations, (ii) facilitate distribution of the Acquiring Fund's shares, and (iii) maintain the competitive position of the Acquiring Fund in relation to other funds that have implemented or are seeking to implement similar distribution arrangements.

      The trustees of the Trust and the directors of the Global Fund are the same individuals.

Shares of the Acquiring Fund. On or before the Closing Date, the Acquiring Fund will have two classes of shares, Class A shares (the existing class of the Acquiring Fund) and Class C shares (to be received by the shareholders of the Acquired Fund in the Reorganization). Each share of the Acquiring Fund, regardless of class, will share pro-rata (based on net asset value) in the portfolio and income of the Acquiring Fund and in the Acquiring Fund's expenses, except for differences in expenses resulting from different Rule 12b-1 Plans for the classes and certain other class specific expenses. See "Rule 12b-1 Plans" below. After the Reorganization, Class C shares will be offered at net asset value without an initial sales charge but if redeemed for cash before the first anniversary of purchase, will be subject to a contingent deferred reimbursement charge (a "CDRC") equal to 1% of the lower of their cost or then net asset value. Holding periods for shares purchased prior to the Reorganization will carry over for the purpose of determining the applicability of the CDRC.

      After the Closing Date, the Acquiring Fund may create and issue one or more classes of shares in addition to the Class A and C shares. Lord Abbett has advised the Board of Directors of the Global Fund that it intends to propose to the board in the near future that the board authorize the Acquiring Fund to issue a third class of shares, to be designated the "Class B shares". If authorized, the Class B shares are expected to be sold without an initial sales charge and otherwise to be similar to the Class C shares except that (i) they will be subject to a contingent deferred sales charge ("CDSC") that is payable to the distributor of such shares, rather than subject to a contingent deferred reimbursement charge payable to the Acquiring Fund, as is the case with the Class C shares, (ii) the B share CDSC will be substantially larger than the 1% CDRC charged on early redemptions of Class C shares, (iii) the B share CDSC will apply over a period of time substantially longer than the 12 months applicable to the C share CDRC, and will scale down to zero over that longer period, and
(iv) the Class B shares will convert automatically into A shares at net asset value after a period of time.

      Shares of all classes of the Acquiring Fund will vote together on all matters affecting the Acquiring Fund, except for matters, such as approval of a Rule 12b-1 Plan, affecting only a particular class or classes. All shares voting on a matter will have identical voting rights. All issued shares of the Acquiring Fund are fully paid and non-assessable, and shareholders have no preemptive or other right to subscribe to any additional shares. All shares within a series will have the same rights and be subject to the same limitations with respect to dividends, redemptions and liquidation except for differences resulting from class-specific Rule 12b-1 plans and related service plans and certain other class-specific expenses.

Rule 12b-1 Plans. The Acquiring Fund is adopting a Rule 12b-1 Plan for the Class C shares (the "Class C 12b-1 Plan") substantially the same as the plan currently in effect for the Acquired Fund. The Acquired Fund's plan provides for payments to dealers through Lord Abbett of distribution and service fees (a) at the time shares are sold, not to exceed 0.75% and 0.25%, respectively, of the net asset value of the shares sold and (b) at the end of the quarter following the first anniversary of the sale of shares, and quarterly thereafter, at an annual rate not to exceed 0.75% and 0.25%, respectively, of the net asset value of such shares, including any shares issued for reinvested dividends and distributions after such first anniversary, so long as such shares remain outstanding. Lord Abbett may retain from the quarterly distribution fee, for the payment of distribution expenses incurred directly by it, an amount not to exceed 0.10% of the average annual net asset value of such shares outstanding. See the Acquired Fund Prospectus under "Purchases" for additional information concerning the Rule 12b-1 Plan of the Acquired Fund.

      There are two substantive changes in the Class C 12b-1 Plan: First,
                                                                   -----
payments under the plan may be made to all institutions and persons permitted by applicable law and/or rules to receive such payments ("Authorized Institutions"), rather than just to dealers, as is the case under the Acquired Fund's Rule 12b-1 Plan; and Second, the other party to the Class C 12b-1 Plan is
                            ------
to be Lord Abbett Distributor, LLC, a New York limited liability company, to be formed as a subsidiary of Lord Abbett ("Lord Abbett Distributor"), rather than Lord Abbett itself. Lord Abbett Distributor will take on all the underwriting functions currently performed directly by Lord Abbett.

      The Acquiring Fund will pay smaller Rule 12b-1 distribution and service fees in connection with the Class A shares. However, the Acquiring Fund will sell those shares subject to an initial sales charge (see the Acquiring Fund Prospectus under "Purchases"). The Acquired Fund does not impose, and the Acquiring Fund will not impose with respect to the Class C shares, an initial sales charge.

      The Class C 12b-1 Plan was approved on March 14, 1996, by the directors of the Global Fund, including a majority of the directors who are not "interested persons" of the Global Fund or the Acquiring Fund within the meaning of the 1940 Act and who will have no direct or indirect financial interest in the operations of such plan or in any agreements related thereto. Prior to the Reorganization, the Acquired Fund will purchase one Class C share, and as sole shareholder, will approve the Class C 12b-1 Plan prior to that class being issued to the Acquired Fund in the Reorganization. A vote in favor of the Reorganization will be deemed also to be a vote to authorize the Acquired Fund to take such action.

Federal Income Tax Considerations. The consummation of the Reorganization is conditioned upon the receipt of an opinion of Debevoise & Plimpton, legal counsel to the Acquiring Fund and the Acquired Fund, substantially to the effect that, for Federal income tax purposes:

      (a) no gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund's assets to the Acquiring Fund in exchange for Class C shares and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund or upon the distribution of the Class C shares to the Acquired Fund's shareholders;

      (b) no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund in exchange for Class C shares and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund;

      (c) no gain or loss will be recognized by shareholders of the Acquired Fund upon the exchange of their Acquired Fund shares for Class C shares;

      (d) the aggregate tax basis of the Class C shares received by any Acquired Fund shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period for the Class C shares to be received by any Acquired Fund shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder (provided that the Acquired Fund shares were held as capital assets on the date of the Reorganization); and

      (e) the tax basis of the Acquired Fund's assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization, and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund.

      The Funds have not sought a tax ruling from the Internal Revenue Service with respect to the tax consequences of the Reorganization, but will act in reliance upon the opinion of counsel. Such opinion is not binding on the Internal Revenue Service. Since the foregoing discussion relates only to the general Federal income tax consequences of the Reorganization, shareholders should also consult their tax advisors as to any state or local tax consequences of the Reorganization to them and any special circumstances that may apply in their individual circumstances.

Expenses of the Reorganization. Expenses of the Reorganization, including legal and accounting expense, the costs of proxy solicitation and the preparation of this Prospectus and Proxy Statement, will be borne by __________. If the Reorganization is consummated, the expenses of the Acquired Fund, to the extent not paid prior to the Closing Date, will be assumed by the Acquiring Fund and taken into account in determining the net assets of the Acquired Fund for the purpose of calculating the number of Class C shares to be issued to the Acquired Fund.

Capitalization. The following table sets forth the capitalization of the Acquiring Fund and the Acquired Fund as of December 31, 1995, and the pro-forma capitalization of the Acquiring Fund as if the Reorganization had occurred on that date:

                                                                 Class A        Class C
                                                                Acquiring      Acquiring
                                                                  Fund           Fund
                             Acquiring Fund   Acquired Fund   (pro-forma -   (pro-forma -
                               (unaudited)     (unaudited)     unaudited)     unaudited)
                             ---------------  --------------  -------------  -------------
-----------------------------------------------------------------------------------------
                             (In thousands, except per share values)
-----------------------------------------------------------------------------------------
Net Assets                         $238,290          $7,867       $238,290         $7,867
-----------------------------------------------------------------------------------------
Net Asset Value per Share          $   8.58          $ 4.86       $   8.58         $ 8.58
-----------------------------------------------------------------------------------------
Shares Outstanding:                  27,769           1,620         27,769            918
-----------------------------------------------------------------------------------------

      The foregoing table reflects a pro-forma exchange ratio of approximately
0.4 Class C shares for each Acquired Fund share. If the Reorganization is consummated, the actual exchange ratio may vary from this ratio due to changes in the market value of the portfolio securities of both the Acquiring Fund and the Acquired Fund between December 31, 1995 and the Closing Date, and changes in the amounts of undistributed net investment income and accrued liabilities of the Acquiring Fund and the Acquired Fund during that period.


                       COMPARATIVE INFORMATION ABOUT THE
                      ACQUIRING FUND AND THE ACQUIRED FUND

Fees and Expenses.   Both the Acquiring Fund and the Acquired Fund employ Lord
Abbett as their investment manager. Under the management agreement between the Global Fund and Lord Abbett, the Global Fund, on behalf of the Acquiring Fund, pays a monthly fee, based on average daily net assets for each month, at the annual rate of .5 of 1%. For the fiscal year ended December 31, 1995, the Acquiring Fund paid Lord Abbett a management fee at an annual rate of 0.50 of 1% of average daily net assets. This management agreement will continue in effect following the Reorganization.

      Under the management agreement between the Trust and Lord Abbett, the Trust, on behalf of the Acquired Fund, is obligated to pay a monthly fee at the annual rate of 0.5 of 1% of average daily net assets. For the fiscal year ended October 31, 1995, the Acquired Fund paid Lord Abbett no effective management fee. This fee rate reflects a waiver of management fees. The management fee would have been 0.50 of 1% of average daily net assets absent such waiver. The management agreement provides for the Acquired Fund to repay Lord Abbett without interest for any expenses of the Acquired Fund paid or reimbursed by Lord Abbett, as follows: if the Acquired Fund's annual expense ratio (determined before taking into account any fee waiver or expense payment or reimbursement by Lord Abbett) is less than 1.95% after the first day of the calendar quarter after the net assets of the Acquired Fund first reach $50 million (the "commencement date"), the Acquired Fund will repay Lord Abbett an amount sufficient to increase the expense ratio to 1.95%. The Acquired Fund is not obligated to repay any such expenses after the earlier of the termination of the management agreement or the end of five full fiscal years after the commencement date. The contingent obligation to repay such expenses, which totaled $53,658 as of December 31, 1995, will be extinguished upon the consummation of the Reorganization.

      As shown above under "Fee Table," the pro-forma expense ratio for the Class C shares for the year ended October 31, 1995, calculated as if the Reorganization had occurred at the beginning of such year, was 1.73%, compared to an expense ratio of 1.05% for the Acquired Fund for such year. If Lord Abbett had not waived its management fee and subsidized certain expenses for the Acquired Fund, the Acquired Fund's expense ratio for such year would have been 2.07%.

Investment Objectives, Policies and Restrictions. The Acquired Fund and Acquiring Fund have identical investment objectives to seek long-term high current income consistent with reasonable risk.

      The Acquired Fund and the Acquiring Fund have substantially the same investment policies and restrictions. However, the Acquiring Fund is seeking approval of its shareholders to simplify and make less restrictive its investment policies and restrictions in order to provide greater flexibility in managing its investment portfolio. A number of the investment policies and restrictions that are classified as fundamental for the Acquired Fund are to be re-classified as non-fundamental for the Acquiring Fund. In other instances, certain fundamental restrictions of the Acquired Fund are to be modified or eliminated in the case of the Acquiring Fund. Fundamental investment restrictions may not be changed without approval of the shareholders of a fund and the costs of shareholder meetings for these purposes generally are borne by the fund and its shareholders. The board may amend a non-fundamental restriction as it deems appropriate and in the best interest of the fund and its shareholders, without incurring the costs of seeking a shareholder vote. The fundamental restrictions of the Acquiring Fund would permit the following actions, among others, that are not permitted by the fundamental restrictions of the Acquired Fund: (i) short sales of securities and purchases of securities on
                     -
margin to the extent permitted by applicable law; (ii) borrowings from banks in
                                                   --
amounts up to one-third of total assets and such short-term credits as may be necessary for the clearance of purchases and sales of portfolio securities;

(iii) purchases and sales of commodities and commodity contracts in accordance
 ---
with applicable law so long as registration would not be required as a commodity pool operator under the Commodity Exchange Act; (iv) pledges to secure
                                                 --
borrowings or in connection with hedging transactions and other investment strategies; (v) investments in the securities of other investment companies; and
             -
(vi) purchases and sales of puts and calls.  Currently, the Acquiring Fund does
 --
not intend to take all such action, but the Board of Directors of the Global Fund believes it would be desirable for the Acquiring Fund to have the ability to do so in the future without further shareholder approval if such action was deemed desirable as an appropriate means of seeking the Acquiring Fund's investment objective.

      A summary comparison of the current investment policies and restrictions of the Acquired Fund and the Acquiring Fund and of the investment policies of the Acquiring Fund as proposed to be amended is set forth in Exhibit B to this Proxy Statement and Prospectus.

      For a full discussion and statement of the Acquiring Fund's investment objectives, policies and restrictions, see "Investment Objective" and "How We Invest" in the Acquiring Fund Prospectus and "Investment Objective and Policies" in the Acquiring Fund Statement of Additional Information. For a full discussion and statement of the Acquired Fund investment objectives, policies and restrictions, see "Investment Objective" and "How We Invest" in the Acquired Fund Prospectus and "Investment Objective and Policies" in the Acquired Fund Statement of Additional Information. The summary comparison set forth in Exhibit B does not purport to be complete, and is subject in all respects to, and is qualified in its entirety by reference to, such statements of such policies and restrictions.

Shareholders' Rights.   The rights of the Acquired Fund shareholders will not
change in an adverse way as a result of the Reorganization. After the Reorganization, the rights of the former shareholders of the Acquired Fund (Class C shareholders of the Acquiring Fund) will be governed by the Global Fund's Articles of Incorporation, By-Laws and applicable Maryland law rather than by the Trust's Declaration of Trust and By-Laws and applicable Delaware law. The operations of the Acquiring Fund will continue to be subject to the provisions of the 1940 Act and the rules and regulations of the Commission thereunder.

      The current Board of Directors of the Global Fund is comprised of the same individuals as the current Board of Trustees of the Trust. The responsibilities, powers and fiduciary duties of the directors of the Global Fund are substantially the same as those of the trustees of the Trust. The Global Fund's By-Laws provide for indemnification of the directors for actual or threatened liabilities arising out of the directors' service in their capacity as directors of the Global Fund, subject only to the conditions and limitations of applicable law. The Trust's Declaration of Trust provides for indemnification of the trustees against certain liabilities and expenses, except with respect to (i) any matter as to which any trustee has been adjudicated to have not acted in good faith in the reasonable belief that his or her action was in the best interest of the Acquired Fund, or (ii) any liability by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of duties. Trust shareholders may remove a trustee by a vote of two thirds of the eligible shares. Global Fund shareholders may remove a director by the vote of a majority of eligible shares.

      Neither the Acquired Fund nor the Acquiring Fund regularly holds shareholder meetings. The By-laws of both Funds provide that a meeting of shareholders will be held upon the written request of holders of at least 25% of votes entitled to be cast.

      The foregoing is only a summary of certain rights of the shareholders of the Acquired Fund and of the rights these shareholders will have following the Reorganization as holders of Class C shares of the Acquiring Fund. It is not a complete description of the Declaration of Trust of the Trust, the Articles of Incorporation of the Global Fund, the By-Laws of either Fund or the applicable Delaware or Maryland law. Shareholders desiring additional information about those documents and provisions of law should refer to such Declaration of Trust, Articles of Incorporation, By-Laws and provisions.

      The Board of Trustees of the Trust recommends that shareholders vote FOR the approval of the proposed Agreement and Plan of Reorganization and the Reorganization.


                     ITEM 2. - RATIFICATION OR REJECTION OF
                         INDEPENDENT PUBLIC ACCOUNTANTS

      The Board of Trustees of the Trust has selected Deloitte & Touche LLP as the independent public accountants for the Trust for the fiscal year ending October 31, 1996. The Act requires that such selection be submitted for ratification or rejection at the next annual meeting of shareholders if such meeting be held. Deloitte & Touche LLP (or a predecessor firm) acted as the Acquired Fund's independent auditors for the year ended October 31, 1995, and for a number of years prior thereto. Based on information in the possession of the Trust, and information furnished by Deloitte & Touche

LLP, the firm has no direct financial interest and no material indirect financial interest in the Trust. A representative of Deloitte & Touche LLP is expected to attend the annual meeting and will be provided with an opportunity to make a statement and answer appropriate questions.

      The Board of Trustees of the Trust recommends that shareholders vote to ratify the selection of Deloitte & Touche LLP as the Trust's independent public accountants for the fiscal year ending October 31, 1996.


                             ADDITIONAL INFORMATION

      To the knowledge of the Acquiring Fund and the Trust, as of March 22, 1996, no person owned of record or beneficially 5% or more of the outstanding shares of the Income Trust, the Acquiring Fund, the Acquired Fund or the Trust. As of December 31, 1995, the directors and officers of the Global Fund, as a group, and the trustees and officers of the Trust, as a group, owned less than 1% of the outstanding shares of each of the Acquiring Fund, the Acquired Fund and the Trust.

      The Global Fund and the Trust (of which the Acquired Fund is a series) are subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information filed by such entities can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C., and at the Northeast Regional Office in New York, 7 World Trade Center, 13th Floor, New York, New York. Copies of such material can also be obtained by mail from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549 at prescribed rates.

                                                        Draft-February 23, 1996
                                                                      Exhibit A

                     AGREEMENT AND PLAN OF REORGANIZATION

     THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of
this      day of        , 1996, by and between the Lord Abbett Global Fund, Inc.
(the "Global Fund"), a Maryland corporation, on behalf of its series the Income Series (the "Acquiring Fund") and Lord Abbett Securities Trust (the "Securities Trust"), a Delaware business trust, on behalf of its series Lord Abbett Global Income Trust (the "Acquired Fund").

     WHEREAS, this Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the "Code");

     WHEREAS, the reorganization (the "Reorganization") will consist of the transfer of all of the assets of the Acquired Fund in exchange for Class C shares of capital stock of the Acquiring Fund (the "Acquiring Fund Class C Shares" and each an "Acquiring Fund Class C Share") and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund and the distribution, after the Closing Date herein referred to, of Acquiring Fund Class C Shares to the shareholders of the Acquired Fund in termination of the Acquired Fund, all upon the terms and conditions hereinafter set forth in this Agreement;

     WHEREAS, the Securities Trust and the Global Fund are open-end, registered investment companies of the management type;

     WHEREAS, the Acquiring Fund is a series of the Global Fund;

     WHEREAS, the Acquired Fund is a series of the Securities Trust and the Acquired Fund owns securities that generally are of the character in which the Acquiring Fund is permitted to invest;

     WHEREAS, the Acquiring Fund is authorized to issue and currently has outstanding a single class of shares (the "Acquiring Fund Class A Shares"), and prior to the consummation of the Reorganization, will seek to amend its Articles of Incorporation to provide for the authorization and issuance of shares of additional classes of capital stock, including Acquiring Fund Class C Shares, which will share pro rata with each other class in the portfolio, income and expenses of the Acquiring Fund, except that each class will bear the expense of its own distribution and shareholder servicing arrangements and certain other expenses;

     WHEREAS, after the multiple class share structure is authorized by the Acquiring Fund but before the Acquiring Fund Class C Shares are issued to the Acquired Fund pursuant to the Reorganization, the Acquired Fund is to purchase one Acquiring Fund Class C share and as sole shareholder approve a plan pursuant to Section 12(b) of the Investment Company Act of 1940 (the "1940 Act") and Rule 12b-1 thereunder (a "Rule 12b-1 Plan") applicable to the Acquiring Fund Class C Shares;

     WHEREAS, the Board of Trustees, including a majority of the trustees who are not "interested persons" (as defined under the 1940 Act ), of the Securities Trust has determined that the Reorganization is in the best interests of the Acquired Fund's shareholders and that the interests of the existing shareholders of the Acquired Fund will not be diluted as a result of this transaction; and

     WHEREAS, the Board of Directors, including a majority of the directors who are not "interested persons" (as defined under the 1940 Act) of the Global Fund, has determined that the Reorganization is in the best interests of the Acquiring Fund's shareholders and that the interests of the existing shareholders of the Acquiring Fund will not be diluted as a result of this transaction;

     NOW THEREFORE, in consideration of the premises and of the agreements hereinafter set forth, the parties hereto agree as follows:

1.  REORGANIZATION.

     1.1. Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Securities Trust will transfer assets of the Acquired Fund as set forth in paragraph 1.2 to the Acquiring Fund, and the Acquiring Fund will in exchange therefor, (i) deliver to
                                                                   -
the Acquired Fund the number of Acquiring Fund Class C Shares, including fractional Acquiring Fund Class C Shares, determined by dividing the net value of the Acquired Fund's assets so transferred computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Acquiring Fund Class A Share, computed in the manner and as of the time and date set forth in paragraph 2.2; and (ii) to assume all of the liabilities of the Acquired Fund. Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing").

     1.2. (a) The assets of the Acquired Fund to be acquired by the Acquiring Fund shall consist of all of its property, including, without limitation, all cash, securities and dividends or interest receivables and any deferred or prepaid expenses shown as an asset on the books of the Acquired Fund on the closing date provided in paragraph 3.1 (the "Closing Date").

     (b) The Acquiring Fund has a list of all of the Acquired Fund's assets as of the date of execution of this Agreement. The Acquired Fund has a statement of the Acquiring Fund's investment objectives, policies and restrictions. The Acquired Fund reserves the right to sell any of its securities but will not, without the prior approval of the Acquiring Fund, acquire any additional securities other than securities of the type in which the Acquiring Fund is permitted to invest. The Acquiring Fund will, within a reasonable time prior to the Closing Date, furnish the Acquired Fund with a list of the securities, if any, on the Acquired Fund's list referred to in the first sentence of this paragraph which do not conform to the Acquiring Fund's investment objectives, policies and restrictions. In the event that the Acquired Fund holds any investments which the Acquiring Fund may not hold, the Acquired Fund will dispose of such securities prior to the Closing Date. In addition, if it is determined that the portfolios of the Acquired Fund and the Acquiring Fund, when aggregated, would contain investments exceeding certain percentage limitations imposed upon the Acquiring Fund with respect to such investments, the Acquired Fund, if requested by the Acquiring Fund, will dispose of and/or reinvest a sufficient amount of such in vestments as may be necessary to avoid violating such limitations as of the Closing Date.

     1.3. As provided in paragraph 3.4, as soon after the Closing Date as is conveniently practicable, the Acquired Fund will distribute pro rata to the Acquired Fund's shareholders of record determined as of the close of business on the Closing Date, the Acquiring Fund Class C Shares it receives pursuant to paragraph 1.1. Such distribution will be accomplished by establishing Acquiring Fund shareholder accounts in the names of each Acquired Fund shareholder, representing the respective pro rata number of full and fractional Acquiring Fund Class C Shares due each shareholder. All issued and outstanding shares of the Acquired Fund will simultaneously be canceled on the books of the Acquired Fund. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

     1.4. Any transfer taxes payable upon issuance of Acquiring Fund Class C Shares in a name other than the registered holder of the shares of the Acquired Fund on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Class C Shares are to be issued and transferred.

     1.5. The Acquired Fund shall, following the Closing Date and the making of all distributions pursuant to paragraph 1.3, be terminated by a majority of the Trust's trustees' executing an instrument pursuant to Section 5.4 of the Declaration and Agreement of Trust of the Securities Trust abolishing the Acquired Fund. Any reporting responsibility of the Securities Trust with respect to the

Acquired Fund is and shall remain the responsibility of the Securities Trust up to and including the Closing Date and following the termination of the Acquired Fund.

2.  VALUATION

     2.1. The net value of the Acquired Fund's assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets, less the Acquired Fund's liabilities assumed by the Acquiring Fund, computed as of the close of regular trading on New York Stock Exchange, Inc. (the "NYSE") on the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Global Fund's Articles of Incorporation.

     2.2. The net asset value of one Acquiring Fund Class A Share shall be the net asset value per share computed as of the close of regular trading on the NYSE on the Valuation Date, using the valuation procedures set forth in the Global Fund's Articles of Incorporation.

     2.3. All computations of value shall be made by the Acquiring Fund and the Acquired Fund in accordance with the regular practice of the Acquiring Fund.

3.  CLOSING AND CLOSING DATE

     3.1. The Closing Date shall be July 12, 1996, or such other date as the parties may agree to in writing. All acts taking place at the Closing shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be held as of 5:00 p.m. at the offices of [specify location in New Jersey], or at such other time and/or place as the parties may agree.

     3.2. In the event that on the Valuation Date (a) the NYSE or another primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted or (b) trading or the reporting of trading on the NYSE or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

     3.3. At the Closing, the Acquired Fund shall direct its custodian to deliver to the custodian of the Acquiring Fund, for the Acquiring Fund's account, all of its portfolio securities and other assets held by such custodian for the Acquired

Fund's account, duly endorsed in proper form for transfer as appropriate, in such condition as to constitute good delivery thereof in accordance with the custom of the Acquiring Fund's custodian, and shall be accompanied by all necessary federal and state stock transfer stamps or a check for the appropriate purchase price thereof.

     3.4. The Acquired Fund shall direct its transfer agent to deliver to the transfer agent of the Acquiring Fund on the Closing Date a list of the names and addresses of the Acquired Fund's shareholders and the number of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall direct its transfer agent to issue and deliver a confirmation evidencing the Acquiring Fund Class C Shares to be credited to the Acquired Fund's account on the Closing Date to the transfer agent of the Acquired Fund, or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Class C Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts, assumption agreements or other documents as such other party or its counsel may reasonably request.

4.  REPRESENTATION AND WARRANTIES

     4.1. With respect to the Acquired Fund, the Securities Trust represents and warrants to the Acquiring Fund as follows:

     (a) The Securities Trust is a registered investment company classified as a management company of the open-end type, and its registration with the Securities and Exchange Commission (the "Commission") as an investment company under the 1940 Act is in full force and effect.

     (b) The Acquired Fund is a series of the Securities Trust. The Securities Trust is duly organized, validly existing and in good standing under the laws of the State of Delaware and has the power to own all of its properties and assets and to carry out this Agreement.

     (c) The current prospectus and statement of additional information of the Securities Trust conform (and any prospectus or statement of additional information of the Securities Trust issued prior to the Closing Date will conform) in all material respects to the applicable requirements of the Securities Act of 1933 Act, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Commission thereunder and do not (and will not) include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were (and will be) made, not materially misleading.

     (d) The Securities Trust is not, and the execution, delivery and performance of this Agreement will not result in, a material violation of its Declaration and Agreement of Trust or By-laws or of any agreement, instrument, contract or other undertaking to which the Securities Trust is a party or by which it is bound.

     (e) The Securities Trust has no material contracts or other commitments which will be terminated with liability to the Securities Trust on, prior to or after the Closing Date.

     (f) Except as otherwise disclosed in writing to and accepted by the Acquiring Fund, no litigation or administrative proceeding or investigation before any court or governmental body is presently pending or to its knowledge threatened against the Securities Trust or any of the Acquired Fund's properties or assets, which if adversely determined would materially and adversely affect the financial condition of the Acquired Fund or the conduct of the Acquired Fund's business. The Securities Trust knows of no facts which might form the basis of the institution of such a proceeding and is not party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the business of the Acquired Fund or the ability of the Securities Trust to consummate the transactions contemplated herein.

     (g)  True and correct copies of the Acquired Fund's (i) Statement of Net
                                                          -
  Assets as at October 31, 1995 and (ii) Statements of Operations and Changes in
                                     --
  Net Assets for the 12-month period then ended, including the accompanying notes, have been furnished to the Acquiring Fund. Such Statement of Net Assets and such Statements of Operations and Changes in Net Assets (and the accompanying notes) have been audited by Deloitte & Touche LLP, independent certified public accountants. Such statements have been prepared in accordance with generally accepted accounting principles consistently applied, and such statements fairly reflect the financial condition and the operations and changes in net assets of the Acquired Fund as of such date and for such period, respectively. There are no known contingent liabilities of the Acquired Fund as of such date required to be reflected or disclosed in such Statement of Net Assets or notes in accordance with generally accepted accounting principles that are not so reflected or disclosed.

     (h) Since October 31, 1995, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund.

     (i) The Securities Trust will file the final federal and other tax returns of the Acquired Fund for the period ending on the Closing Date in accordance with the Code. At the Closing Date, all federal and other tax returns and reports of the Acquired Fund required by law to have been filed prior to the Closing Date shall have been filed, and all federal and other taxes shown as due on such returns shall have been paid, or provision shall have been made for the payment thereof, and to the best of the Securities Trust's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns.

     (j) For the most recent fiscal year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.

     (k) All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Acquired Fund will, at the time of Closing, be held of record by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.4. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of the Acquired Fund, nor is there outstanding any security convertible into any shares of the Acquired Fund.

     (l) At the Closing Date, the Acquired Fund will have good and marketable title to its assets to be transferred to the Acquiring Fund pursuant to paragraph 1.1 and full right, power and authority to sell, assign, transfer and deliver such assets hereunder and, upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the 1933 Act, other than as disclosed to the Acquiring Fund prior to the date hereof.

     (m) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of Trust's Trustees, and subject to the due approval of the Acquired Fund's shareholders, this Agreement, assuming due authorization, execution and delivery by the Acquiring Fund, constitutes a valid and binding obligation of the Securities Trust on behalf of the Acquired Fund, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles. The Securities Trust's Board of Trustees has called a meeting of the Securities Trust's shareholders at which the shareholders of the Acquired Fund are to consider and act upon this Agreement.

     (n) The information furnished and to be furnished by the Securities Trust on behalf of the Acquired Fund for use in registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto.

     (o) The combined prospectus and proxy statement (the "N-14 prospectus and proxy statement") and the related statement of additional information included in the Registration Statement on Form N-14 of the Acquiring Fund (the "N-14 Registration Statement") did not on the effective date of the N-14 Registration Statement contain any untrue statement of a material fact relating to the Acquired Fund or the meeting of the Securities Trust shareholders referred to therein or omit to state a material fact required to be stated therein or necessary to make the statements therein relating to the Acquired Fund or such special meeting, in light of the circumstances under which such statements were made, not materially misleading.

     (p) The Acquiring Fund Class C Shares to be issued to the Acquired Fund hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

     4.2. With respect to the Acquiring Fund, the Global Fund represents and warrants to the Acquired Fund as follows:

     (a) The Global Fund is a registered investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act is in full force and effect.

     (b) The Acquiring Fund is a series of the Global Fund. The Global Fund is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the power to own all of its properties and assets and to carry out this Agreement.

     (c) The current prospectus and statement of additional information of the Global Fund conform (and any prospectus or statement of additional information of the Global Fund issued prior to the Closing Date will conform) in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not (and will not) include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were (or will be) made, not materially misleading.

     (d) The Global Fund is not, and the execution, delivery and performance of this Agreement will not result in, a material violation of its Articles of Incorporation or By-laws or of any agreement, instrument, contract or other undertaking to which the Global Fund is a party or by which it is bound.

     (e) The Global Fund has no material contracts or other commitments which will be terminated with liability to the Global Fund on, prior to or after the Closing Date.

     (f) Except as otherwise disclosed in writing to and accepted by the Acquired Fund, no litigation or administrative proceeding or investigation before any court or governmental body is presently pending or to its knowledge threatened against the Global Fund or any of the Acquiring Fund's properties or assets, which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Global Fund knows of no facts which might form the basis of the institution of such a proceeding and is not party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions contemplated herein.

     (g)  True and correct copies of the Acquiring Fund's (i) Statement of Net
                                                           -
  Assets as at December 31, 1995, and (ii) Statements of Operation and Changes
                                       --
  in Net Assets for the 12-month period then ended, including the accompanying notes, have been furnished to the Securities Trust. Such

  Statement of Net Assets and such Statements of Operations and Changes in Net Assets (and the accompanying notes) have been audited by Deloitte & Touche LLP, independent certified public accountants. Such statements have been prepared in accordance with generally accepted accounting principles consistently applied, and such statements fairly reflect the financial condition and the operations and changes in net assets of the Acquiring Fund as of such date and for such period, respectively. There are no known contingent liabilities of the Acquiring Fund as of such date required to be reflected or disclosed in such Statements of Net Assets or notes in accordance with generally accepted accounting principles that are not so reflected or disclosed.

     (h) Since December 31, 1995, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquired Fund.

     (i) At the Closing Date, all federal and other tax returns and reports of the Global Fund required by law to have been filed prior to the Closing Date shall have been filed, and all federal and other taxes shown as due on such returns and reports shall have been paid, or provision shall have been made for the payment thereof, and to the best of the Acquiring Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns.

     (j) For the most recent fiscal year of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and the Acquiring Fund intends to do so in the future.

     (k) All issued and outstanding shares of the Acquiring Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable, with no personal liability attaching to the ownership thereof. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of the Acquiring Fund, nor is there outstanding any security convertible into shares of the Acquiring Fund.

     (l) At the Closing Date, the Acquiring Fund will have good and marketable title to the Acquiring Fund's assets.

     (m) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of the Global Fund's Board of Directors, and assuming due authorization, execution and delivery by the Acquired Fund, this Agreement constitutes a valid and binding obligation of the Global Fund on behalf of the Acquiring Fund, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles.

     (n) The N-14 Registration Statement (except insofar as it relates to the Acquired Fund or the special meeting of its shareholders referred to therein) did not on the effective date of the N-14 Registration Statement contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading.

     (o) The Acquiring Fund Class C Shares to be issued and delivered to the Acquired Fund pursuant to the terms of this Agreement have been duly authorized by the Board of Directors of the Global Fund, and, when issued and delivered at the Closing in accordance with this Agreement, will be duly and validly issued Acquiring Fund Class C Shares and will be fully paid and non-assessable with no personal liability attaching to the ownership thereof.

     (p) The Board of Directors of the Global Fund has duly adopted a resolution (a copy of which has been furnished to the Securities Trust) authorizing the creation and issuance of Acquiring Fund Class C Shares.

5.  COVENANTS

     5.1. The Acquiring Fund and the Acquired Fund each will operate its business in the ordinary course between the date hereof and the Closing Date. It is understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions and any other dividends and distributions deemed advisable.

     5.2. After the amendment to the Global Fund's Articles of Incorporation referred to in clause (i) of paragraph 4.2(p) has been duly approved by the shareholders of the Global Fund, the Global Fund will duly file with the State Department of Assessments and Taxation of Maryland (i) articles of amendment
                                                    -
setting forth such amendment and otherwise complying with applicable Maryland requirements and (ii) the articles supplementary referred to in clause (iii) of
                  --                                                    ---
paragraph 4.2(p).

     5.3. At or after the Closing, the Securities Trust will deliver or otherwise make available to the Global Fund a statement of the Acquired Fund's assets and liabilities, together with a list of the Acquired Fund's portfolio securities showing the tax costs of such securities to it and the holding periods of such securities, as of the Closing Date.

     5.4. The Acquired Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Acquired Fund's shares.

     5.5. Subject to the provisions of this Agreement, the Acquired Fund and the Acquiring Fund each will take, or cause to be taken, all action, and do or cause to be done all things, reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

     5.6. Prior to the Closing Date, the Board of Trustees of the Securities Trust will declare such dividends and distributions, payable no later than [90] days after the Closing Date, to shareholders of record of the Acquired Fund as of the Closing Date, which, together with all such previous dividends and distributions, shall have the effect of distributing to the shareholders of the Acquired Fund all of the investment company taxable income and exempt-interest income of the Acquired Fund for all taxable years ending on or prior to the Closing Date. The dividends and distributions declared by the Acquired Fund shall also include all of the Acquired Fund's net capital gain realized in all taxable years ending on or prior to the Closing Date (after reduction for any capital loss carry forward). Such dividends and distributions declared prior to the Closing Date shall be paid by the Acquiring Fund no later than [90] days after the Closing Date.

     5.7. As promptly as practicable, but in any case within sixty days after the Closing Date, the Acquired Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Acquired Fund for federal income tax purposes which will be carried over to the Acquiring Fund as a result of Section 381 of the Code.

     5.8. The Acquired Fund will provide the Acquiring Fund with any additional information reasonably necessary for any revision of the N-14 Prospectus and Proxy Statement referred to in paragraph 4.1(o), all to be included in any amendment to the N-14 Registration Statement, in compliance with the 1933 Act, the

Securities Exchange Act of 1934 (the "1934 Act") and the 1940 Act in connection with the meeting of the Acquired Fund's shareholders to consider approval of this Agreement and the Reorganization.

6.  CONDITIONS PRECEDENT TO OBLIGATIONS OF THE TRUST

     The obligations of the Securities Trust, on behalf of the Acquired Fund, to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Global Fund in all material respects of all of the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following further conditions:

     6.1. All representations and warranties of the Global Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

     6.2. The Acquiring Fund shall have delivered to the Acquired Fund a certificate executed in its name by its Chairman, President or a Vice President and its Treasurer or an Assistant Treasurer, in form reasonably satisfactory to the Acquired Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Global Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement.

7.  CONDITIONS PRECEDENT TO OBLIGATIONS OF THE GLOBAL FUND

     The obligations of the Global Fund, on behalf of the Acquiring Fund, to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Securities Trust in all material respects of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following further conditions:

     7.1. All representations and warranties of the Securities Trust contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

     7.2. The Securities Trust shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by its Chairman, President or a Vice President and its Treasurer or an Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Securities Trust made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SECURITIES TRUST AND THE GLOBAL FUND

     If any of the conditions set forth below do not exist on the Closing Date with respect to the Acquiring Fund or the Acquired Fund, either party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

     8.1. This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of the Securities Trust's Declaration and Agreement of Trust and By-laws. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Acquired Fund may waive the conditions set forth in this paragraph 8.1.

     8.2. On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

     8.3. All consents of other parties and all other consents, orders, rulings and permits of federal, state and local regulatory authorities (including those of the Commission, the Internal Revenue Service and state Blue Sky and securities authorities) deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order, ruling or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund.

     8.4. The N-14 Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

     8.5. The parties shall have received a favorable opinion of Debevoise & Plimpton, addressed to the Global Fund and the Securities Trust and satisfactory to the Secretary of each such party, substantially to the effect that for federal income tax purposes:

     (a) the acquisition by the Acquiring Fund of all of the assets of the Acquired Fund solely in exchange for the issuance of Acquiring Fund Class C Shares to the Acquired Fund and the assumption of all of the Acquired Fund liabilities by the Acquiring Fund, followed by the distribution by the Acquired Fund, in complete liquidation, of the Acquiring Fund Class C Shares to the Acquired Fund shareholders in exchange for their Acquired Fund shares, will be treated as a "reorganization" within the meaning of Section 368(a) of the Code, and the Acquiring Fund and the Acquired Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

     (b) no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of liabilities of the Acquired Fund;

     (c) no gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund's assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of liabilities of the Acquired Fund or upon the distribution of the Acquiring Fund Shares to the Acquired Fund's shareholders;

     (d) no gain or loss will be recognized by shareholders of the Acquired Fund upon the exchange of their Acquired Fund shares for the Acquiring Fund Shares;

     (e) the aggregate tax basis for the Acquiring Fund Shares received by each of the Acquired Fund's shareholders pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund Shares to be received by each Acquired Fund shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder (provided that the Acquired Fund shares were held as capital assets on the date of the Reorganization); and

     (f) the tax basis of the Acquired Fund's assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization, and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund.

     Notwithstanding anything herein to the contrary, neither the Global Fund nor the Securities Trust may waive the conditions set forth in this paragraph 8.5.

     8.6. The Acquiring Fund shall have duly adopted a Rule 12b-1 Plan for the Acquiring Fund Class C Shares acceptable to the Securities Trust.

9.  BROKERAGE FEES AND EXPENSES

     9.1. The Global Fund represents and warrants to the Acquired Fund, and the Securities Trust represents and warrants to the Acquiring Fund, that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

     9.2. Except as may be otherwise provided herein, the Acquiring Fund and the Acquired Fund each shall pay, or provide for the payment of, the expenses incurred by it in connection with entering into and carrying out the provisions of this Agreement.

10.  ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

     10.1. The parties hereto agree that no party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

     10.2. None of the representations and warranties included or provided for herein shall survive the consummation of the transactions contemplated hereby.

11.  TERMINATION

     11.1.  This Agreement may be terminated at any time prior to the Closing
Date:  (1) by the mutual agreement of the Securities Trust and the Global Fund;
(2) by the Securities Trust in the event that the Global Fund shall, or by the Global Fund in the event that the Securities Trust shall, materially breach any representation or warranty contained herein or any agreement contained herein and to be performed at or prior to the Closing Date; or (3) by either party if a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

     11.2. In the event of any such termination, there shall be no liability for damages on the part of either the Trust, the Global Fund, the Acquired Fund or the Acquiring Fund or their respective trustees, directors or officers to the other party, but the Acquiring Fund and the Acquired Fund shall each bear, or provide for the payment of, the expenses incurred by it incidental to the preparation and carrying out of this Agreement as provided in paragraph 9.2.

12.  AMENDMENTS; WAIVERS

     12.1. This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Securities Trust and the Global Fund; provided, however, that following the approval of the Acquired Fund shareholders referred to in paragraph 8.1, no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Fund Class C Shares to be issued to the Acquired Fund's shareholders under this Agreement to the detriment of such shareholders without their further approval.

     12.2. At or at any time prior to the Closing either party hereto may by written instrument signed by it (i) waive any inaccuracies in the representations and warranties made to it contained herein and (ii) waive compliance with any of the covenants or conditions made for its benefit contained herein.

13.  NOTICES

     Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by personal delivery addressed to the Acquired Fund, 767 Fifth Avenue, New York, New York, 10153, Attention: Office of the Secretary; or to the Acquiring Fund, 767 Fifth Avenue, New York, New York, 10153, Attention: Office of the Secretary.

14.  HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT; LIMITATION OF LIABILITY

     14.1. The article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     14.2. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

     14.3. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

     14.4. (a) This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, corporation or other entity, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

     (b) The Acquiring Fund is hereby expressly put on notice of the limitation of liability as set forth in Article IV of the Declaration and Agreement of Trust of the Securities Trust and agrees that the obligations assumed by the Securities Trust pursuant to this Agreement shall be limited in any case to the Acquired Fund and its assets and the Global Fund shall not seek satisfaction of any such obligation from the shareholders of the Securities Trust, the Securities Trustees, officers, employees or agents of the Securities Trust or any of them or from any other assets of the Securities Trust.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its Chairman of the Board, President or Vice President and attested by its Secretary or Assistant Secretary.


Attest:                            LORD ABBETT SECURITIES TRUST
                                   on behalf of Lord Abbett Global Income Trust



                                   By:   _______________________________
Name:  _____________                     Name:
Title:  Secretary                        Title:



Attest:                            LORD ABBETT GLOBAL FUND, INC.
                                   on behalf of the Income Series



                                   By:   _______________________________
Name:  _____________                     Name:
Title:  Secretary                        Title:

                                                                       Exhibit B
                                                                       ---------



    Comparison of Current and Proposed Investment Policies and Restrictions

      Comparison of certain investment policies and restrictions of Lord Abbett Global Income Trust (the "Acquired Fund"), a series of Lord Abbett Securities Trust, and Lord Abbett Global Fund, Inc. (the "Acquiring Fund") and proposed revised investment policies and restrictions of the Acquiring Fund.

         Policy/Restriction of the                  Policy/Restriction of the                Proposed Policy/Restriction of
               Acquired Fund                              Acquiring Fund                           the Acquiring Fund
-------------------------------------------  ----------------------------------------  ------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
SHORT SALES/MARGIN.
Non-fundamental                                Fundamental                              Non-fundamental
Subject to certain exceptions, the Fund        Subject to certain exceptions, the       The Fund may not make short sales of
may not sell short or buy on margin.           Fund may not sell short or buy on        securities or maintain a short position
                                               margin.                                  except to the extent permitted by
                                                                                        applicable law.

                                                                                        Fundamental
                                                                                        The Fund may purchase securities on
                                                                                        margin to the extent permitted by
                                                                                        applicable law.
---------------------------------------------------------------------------------------------------------------------------------
BORROWING.
Fundamental                                  Fundamental                               Fundamental
Subject to certain exceptions, the Fund      Subject to certain exceptions, the        The Fund may not borrow money,
may not borrow money.                        Fund may not borrow money.                except that (i) the Fund may borrow
                                                                                       from banks (as defined in the 1940
                                                                                       Act) in amounts up to 33 1/3% of its
                                                                                       total assets (including the amount bor-
                                                                                       rowed), (ii) the Fund may borrow up
                                                                                       to an additional 5% of its total assets
                                                                                       for temporary purposes, and (iii) the
                                                                                       Fund may obtain such short-term
                                                                                       credit as may be necessary for the
                                                                                       clearance of purchases and sales of
                                                                                       portfolio securities.
---------------------------------------------------------------------------------------------------------------------------------
UNDERWRITING.
Fundamental                                  Fundamental                               Fundamental
The Fund may not engage in the               The Fund may not engage in the            The Fund may not engage in the
underwriting of securities, except           underwriting of securities unless it      underwriting of securities, except,
pursuant to a merger or acquisition or       deemed to be one in selling a             pursuant to a merger or acquisition or
to the extent that, in connection with       portfolio security requiring              to the extent that, in connection with
the disposition of its portfolio secu-       registration  under federal securities    the disposition of its portfolio secur-
rities, it may be deemed to be an            laws.                                     ities, it may be deemed to be an
underwriter under federal securities                                                   underwriter under federal securities
laws.                                                                                  laws.
---------------------------------------------------------------------------------------------------------------------------------

         Policy/Restriction of the                  Policy/Restriction of the                Proposed Policy/Restriction of
               Acquired Fund                              Acquiring Fund                           the Acquiring Fund
-------------------------------------------  ----------------------------------------  ------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
LENDING.
Fundamental                                  Fundamental                               Fundamental
The Fund may not lend money or               The Fund may not lend money or            The Fund may not make loans to
securities, except that it may lend          securities, except that it may lend       other persons, except that the acqui-
portfolio securities not in excess of        portfolio securities subject to certain   sition of bonds, debentures or other
30% its total assets, subject to certain     limitations and enter into short-term     corporate debt securities and invest-
limitations.  The Acquired Fund also         repurchase agreements with sellers of     ment in government obligations, com-
may enter into certain repurchase            securities it has purchased.              mercial paper, pass-through instru-
agreements.                                                                            ments, certificates of deposit, bankers
                                                                                       acceptances, repurchase agreements
                                                                                       or any similar instruments shall not be
                                                                                       subject to this limitation, and except
                                                                                       further that the Fund may lend its
                                                                                       portfolio securities, provided that the
                                                                                       lending of portfolio securities may be
                                                                                       made only in accordance with appli-
                                                                                       cable law and the guidelines set forth
                                                                                       in the Fund's Prospectus and State-
                                                                                       ment of Additional Information, as
                                                                                       they may be amended from time to
                                                                                       time.
---------------------------------------------------------------------------------------------------------------------------------
REAL ESTATE/COMMODITIES.
Fundamental                                  Fundamental                               Fundamental
The Fund may not deal in real estate,        The Fund may not deal in real estate,     The Fund may not buy or sell real
oil, gas or mineral leases,                  oil, gas or mineral leases,               estate (except that the Fund may in-
commodities or commodity contracts,          commodities or commodity contracts,       vest in securities directly or indirectly
excluding the securities of companies        excluding the securities of companies     secured by real estate or interests
which deal in or hold real estate or         which deal in or hold real estate or      therein or issued by companies which
commodities.                                 commodities.                              invest in real estate or interests
                                                                                       therein), commodity or commodity
                                                                                       contracts (except to the extent the
                                                                                       Fund may do so in accordance with
                                                                                       applicable law and without registering
                                                                                       as a commodity pool operator under
                                                                                       the Commodity Exchange Act as, for
                                                                                       example, with futures contracts).

                                                                                       Non-fundamental
                                                                                       The Fund may not invest in real
                                                                                       estate limited partnership interests or
                                                                                       interests in oil, gas or other mineral
                                                                                       leases, or exploration or other
                                                                                       development programs, except that
                                                                                       the Fund may invest in securities
                                                                                       issued by companies that engage in
                                                                                       oil, gas or other mineral exploration
                                                                                       or development activities.
---------------------------------------------------------------------------------------------------------------------------------

         Policy/Restriction of the                  Policy/Restriction of the                Proposed Policy/Restriction of
               Acquired Fund                              Acquiring Fund                           the Acquiring Fund
-------------------------------------------  ----------------------------------------  ------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
DIVERSIFICATION.
Fundamental                                  Fundamental                               Fundamental
With respect to 75% of  its gross            The Fund may not buy securities of        With respect to 75% of  its gross
assets, the Fund may not buy                 one issuer representing (i) more than     assets, the Fund may not buy
securities of one issuer representing        5% of its gross assets or (ii) 10% of     securities of one issuer representing
more than (i) 5% of the Fund's gross         the voting securities of such issuer.     more than (i)  5% of the Fund's gross
assets, or (ii) 10% of the voting                                                      assets, except securities issued or
securities of such issuer.                                                             guaranteed by the U.S. Government,
                                                                                       its agencies or instrumentalities, or
                                                                                       (ii) 10% of the voting securities of
                                                                                       such issuer.
---------------------------------------------------------------------------------------------------------------------------------
INVESTMENT IN A SINGLE
INDUSTRY.
Fundamental                                  Fundamental                               Fundamental
The Fund may not concentrate its             The Fund may not concentrate its          The Fund may not invest more than
investments in any single industry.          investments in any single industry        25% of its assets, taken at market
                                             (the Fund does not intend to invest       value, in the securities of issuers in
                                             more than 25% of its assets in any        any particular industry (excluding
                                             one industry classification it uses for   securities issued by the U.S.
                                             investment purposes, although such        Government, its agencies or
                                             concentration could, under unusual        instrumentalities).
                                             economic and market conditions,
                                             amount to 30% or conceivably
                                             somewhat more).
---------------------------------------------------------------------------------------------------------------------------------
RESTRICTED/ILLIQUID
SECURITIES.
Non-fundamental                              Fundamental                               Non-fundamental
The Fund may not invest more than            The Fund may not invest more than         The Fund may not invest, knowingly,
15% of its total assets in restricted or     5% of its total assets in restricted or   more than 15% of its net assets (at
illiquid securities, except, subject to      illiquid securities.                      the time of investment) in illiquid
state law, for securities qualifying for                                               securities, except for securities
resale under Rule 144A of the                                                          qualifying for resale under Rule 144A
Securities Act of 1933, deemed to be                                                   of the Securities Act of 1933, deemed
liquid by the Board of Trustees.                                                       to be liquid by the Board of
                                                                                       Directors.
---------------------------------------------------------------------------------------------------------------------------------
MORTGAGING AND PLEDGING
OF ASSETS.
Non-fundamental                              Fundamental                               Fundamental
Subject to certain exceptions, the Fund      Subject to certain exceptions, the        The Fund may not pledge its assets
may not pledge, mortgage or                  Fund may not pledge, mortgage or          (other than to secure borrowings, or
hypothecate its assets.                      hypothecate its assets.                   to the extent permitted by the Fund's
                                                                                       investment policies, in connection
                                                                                       with hedging transactions, short sales,
                                                                                       when-issued and forward commitment
                                                                                       transactions and similar investment
                                                                                       strategies).
---------------------------------------------------------------------------------------------------------------------------------

         Policy/Restriction of the                  Policy/Restriction of the                Proposed Policy/Restriction of
               Acquired Fund                              Acquiring Fund                           the Acquiring Fund
-------------------------------------------  ----------------------------------------  ------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
INVESTMENTS IN SECURITIES
OF OTHER INVESTMENT
COMPANIES.
Non-fundamental
The Fund may not invest in the
securities of other investment               None stated.                              Non-fundamental
companies, except as permitted by the                                                  The Fund may not invest in the
1940 Act.                                                                              securities of other investment
                                                                                       companies, except as permitted by
                                                                                       applicable law.
---------------------------------------------------------------------------------------------------------------------------------
OPTIONS.
Non-fundamental                              Non-fundamental                           Non-fundamental
The Fund may not buy or sell puts or         The Fund may not buy or sell puts or      The Fund may not write, purchase or
calls except that it may write covered       calls except that it may write covered    sell puts, calls, straddles, spreads or
calls and enter into closing purchase        calls and enter into closing purchase     combinations thereof, except to the
transactions, buy, hold or sell rights       transactions, buy, hold or sell rights    extent permitted in the Fund's
or warrants, and hedge foreign               or warrants, and hedge foreign            prospectus and statement of additional
currency.                                    currency.                                 information, as they may be amended
                                                                                       from time to time.
---------------------------------------------------------------------------------------------------------------------------------
INVESTMENTS IN SECURITIES
OF ISSUERS IN OPERATION FOR
LESS THAN THREE YEARS.
Non-fundamental                              Fundamental                               Non-fundamental
The Fund may not invest in securities        The Fund may not invest in securities     The Fund may not invest in securities
of issuers which, with their                 of issuers which, with their              of issuers which, with their
predecessors, have a record of less          predecessors, have a record of less       predecessors, have a record of less
than three years continuous                  than three years continuous               than three years continuous
operations, except through                   operations, except through                operations, except if more than 5% of
subscription or other rights limited to      subscription or other rights limited to   the Fund's total assets would be
5% of net assets.                            5% of net assets.                         invested in such securities (this
                                                                                       restriction shall not apply to
                                                                                       mortgage-backed securities, asset-
                                                                                       backed securities or obligations issued
                                                                                       or guaranteed by the U.S.
                                                                                       Government, its agencies or
                                                                                       instrumentalities).
---------------------------------------------------------------------------------------------------------------------------------
OWNERSHIP OF PORTFOLIO
SECURITIES BY OFFICERS AND
DIRECTORS.
Non-fundamental                              Fundamental                               Non-fundamental
The Fund may not hold securities of          The Fund may not hold securities of       The Fund may not hold securities of
any issuer if more than  1/2 of 1% of        any issuer if more than  1/2 of 1% of     any issuer if more than  1/2 of 1% of
the securities of such issuer are owned      the securities of such issuer are         the securities of such issuer are
beneficially by one or more officer,         owned beneficially by one or more         owned beneficially by one or more
Director or Trustee or by one or more        officer, Director or Trustee or by one    officers or Directors or by one or
partners of the underwriter of               or more partners of the underwriter       more members or partners of the
investment advisor if together they          or investment manager if together         underwriter or investment advisor if
own more than 5% of the securities of        they own more than 5% of the              together they own more than 5% of
such issuer.                                 securities of such issuer.                the securities of such issuer.


---------------------------------------------------------------------------------------------------------------------------------


         Policy/Restriction of the                  Policy/Restriction of the                Proposed Policy/Restriction of
               Acquired Fund                              Acquiring Fund                           the Acquiring Fund
-------------------------------------------  ----------------------------------------  ------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
TRANSACTIONS WITH CERTAIN
PERSONS.

None stated (but certain restrictions        Fundamental
may exist under applicable law).             The Fund, subject to certain              None stated (but certain restrictions
                                             exceptions, may not buy securities        may exist under applicable law).
                                             from or sell them to its officers,
                                             directors, or employees or its
                                             investment adviser or sub-adviser or
                                             their partners, directors and
                                             employees, other than capital stock of
                                             the Fund
---------------------------------------------------------------------------------------------------------------------------------
SENIOR SECURITIES.
Fundamental
The Fund may not issue senior                None stated.                              Fundamental
securities                                                                             The Fund may not issue senior
                                                                                       securities to the extent such issuance
                                                                                       would violate applicable law.
---------------------------------------------------------------------------------------------------------------------------------
PURCHASE OF WARRANTS.
None                                         Non-Fundamental                           Non-fundamental
                                             The Fund may not purchase warrants        The Fund may not invest in warrants
                                             in excess of 2% of net assets which       if, at the time of the acquisition, its
                                             are not listed on the New York or         investment in warrants, valued at the
                                             American Stock Exchange.                  lower of cost or market, would
                                                                                       exceed 5% of the Fund's total assets
                                                                                       (included within such limitation, but
                                                                                       not to exceed 2% of the Fund's total
                                                                                       assets, are warrants which are not
                                                                                       listed on the New York or American
                                                                                       Stock Exchange or a major foreign
                                                                                       exchange).
---------------------------------------------------------------------------------------------------------------------------------

           STATEMENT OF ADDITIONAL INFORMATION DATED MARCH __, 1996

                          Acquisition of the Assets of
                  Lord Abbett Global Income Trust, a series of
                          Lord Abbett Securities Trust
                 The General Motors Building, 767 Fifth Avenue
                               New York, NY 10153
                                 (800) 426-1130

                    by and in exchange for Class C Shares of
                           Income Series, a series of
                         Lord Abbett Global Fund, Inc.
                 The General Motors Building, 767 Fifth Avenue
                               New York, NY 10153
                                 (800) 426-1130

      This Statement of Additional Information, relating specifically to the proposed transfer of the assets of Lord Abbett Global Income Trust (the "Acquired Fund"), a series of Lord Abbett Securities Trust (the "Trust"), to the Income Series (the "Acquiring Fund"), a series of Lord Abbett Global Fund, Inc. (the "Global Fund") in exchange for Class C shares of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund, consists of (i) this cover page and (ii) the following described
                   -                       --
documents, each of which accompanies this Statement of Additional Information and is incorporated herein by reference:

      1.  Statement of Additional Information of the Global Fund dated May 1,
1996.

      2. Statement of Additional Information of the Trust dated March 1, 1996, insofar as it relates to the Acquired Fund./*/

/*/ A pre-effective amendment is to be filed to incorporate by reference these documents.


      3. The financial statements of the Acquiring Fund for the fiscal year ended December 31, 1995, and the report thereon of Deloitte & Touche LLP, independent auditors, contained in the 1995 Annual Report of the Acquiring Fund.*

      4. The financial statements of the Acquired Fund for the fiscal year ended October 31, 1995, and the report thereon of Deloitte & Touche LLP, independent public accountants, contained in the 1995 Annual Report of the Acquired Fund.

      The financial statements referred to above are incorporated herein in reliance upon the authority of Deloitte & Touche LLP as experts in auditing and accounting. This Statement of Additional Information is not a prospectus. A Proxy Statement and Prospectus dated the date hereof relating to the above-referenced matter may be obtained without charge by calling or writing the Acquiring Fund at the telephone number or address set forth above. This Statement of Additional Information should be read in conjunction with such Proxy Statement and Prospectus.

                                    PART C

Item 15.  Indemnification

      Registrant is incorporated under the laws of the State of Maryland and is subject to Section 2-418 of the Corporations and Associations Article of the Annotated Code of the State of Maryland controlling the indemnification of the directors and officers. Since Registrant has its executive offices in the State of New York, and is qualified as a foreign corporation doing business in such State, the persons covered by the foregoing statute may also be entitled to and subject to the limitations of the indemnification provisions of Section 721-726 of the New York Business Corporation Law.

      The general effect of these statutes is to protect officers, directors and employees of Registrant against legal liability and expenses incurred by reason of their positions with the Registrant. The statutes provide for indemnification for liability for proceedings not brought on behalf of the corporation and for those brought on behalf of the corporation, and in each case place conditions under which indemnification will be permitted, including requirements that the officer, director or employee acted in good faith. Under certain conditions, payment of expenses in advance of final disposition may be permitted. The By-Laws of Registrant, without limiting the authority of Registrant to indemnify any of its officers, employees or agents to the extent consistent with applicable law, make the indemnification of its directors mandatory subject only to the conditions and limitations imposed by the above-mentioned Section 2-418 of Maryland Law and by the provisions of Section 17(h) of the Investment Company Act of 1940 as interpreted and required to be implemented by SEC Release No. IC-11330 of September 4, 1980.

      In referring in its By-Laws to, and making indemnification of directors subject to the conditions and limitations of, both Section 2-418 of the Maryland Law and Section 17(h) of the Investment Company Act of 1940, Registrant intends that conditions and limitations on the extent of the indemnification of directors imposed by the provisions of either Section 2-418 or Section 17(h) shall apply and that any inconsistency between the two will be resolved by applying the provisions of said Section 17(h) if the condition or limitation imposed by Section 17(h) is the more stringent. In referring in its By-Laws to SEC Release No. IC-11330 as the source for interpretation and implementation of said Section 17(h), Registrant understands that it would be required under its By-Laws to use reasonable and fair means in determining whether indemnification of a director should be made and undertakes to use either (1) a final decision on the merits by a court or other body before whom the proceeding was brought that the person to be indemnified ("indemnitee") was not liable to Registrant or to its security holders by reason of willful malfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office ("disabling conduct") or (2) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that the indemnitee was not liable by reason of such disabling conduct, by (a) the vote of a majority of a quorum of directors who are neither "interested persons" (as defined in the 1940 Act) of Registrant nor parties to the proceeding, or (b) an independent legal counsel in a written opinion. Also, Registrant will make advances of attorneys' fees or other expenses incurred by a director in his defense only if (in addition to his undertaking to repay the advance if he is not ultimately entitled to indemnification) (1) the indemnitee provides a security for his undertaking, (2) Registrant shall be insured against losses arising by reason of any lawful advances, or (3) a majority of a quorum of the non-interested, non-party directors of Registrant, or an independent legal counsel in a written opinion, shall determine, based on a review of readily available facts, that there is reason to believe that the indemnitee ultimately will be found entitled to indemnification.

      Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      In addition, Registrant maintains a directors' and officers errors and omissions liability insurance policy protecting directors and officers against liability for breach of duty, negligent act, error or omission committed in their capacity as directors or officers. The policy contains certain exclusions, among which is exclusion from coverage for active or deliberate dishonest or fraudulent acts and exclusion for fines or penalties imposed by law or other matters deemed uninsurable.

Item 16.  Exhibits

   1. (a) Articles of Incorporation of the Registrant. (1)
      (b) Amendment to Articles of Incorporation. (2)
      (c) Amendment to Articles of Incorporation. (3)
      (d) Form of Amendment authorizing multiple class structure; filed herewith.
      (e) Form of Amendment designating Class A shares; filed herewith.
      (f) Form of Articles Supplementary classifying the Class C shares; filed herewith.

   2.     By-Laws of the Registrant. (2)

   3.     Not Applicable.

   4. Form of Agreement and Plan of Reorganization between Registrant and Lord Abbett Securities Trust-Lord Abbett Global Income Trust; filed herewith as Exhibit A contained in Part A of this Registration Statement.

   5.     Not Applicable.

   6. (a) Investment Management Agreement between the Registrant and Lord, Abbett & Co. dated August 29, 1988.(2)

   7. (a) Form of Rule 12b-1 Plan for Registrant's Class C shares; filed herewith.

      (c) Distribution Agreement, dated September 9, 1988 between Registrant and Lord, Abbett & Co.(3)

   8. (a) Deferred Compensation Plan. (4)
      (b) Retirement Plan. (4)

   9. (a) Custody Agreement. (5)
      (b) Form of Assignment and Assumption Agreement between Morgan Guaranty Trust Company of New York and Bank of New York; filed herewith.

  10. (a) See Item 7(a) above.
      (b) Form of Rule 18f-3 Plan; filed herewith.

  11. Form of opinion and Consent of Debevoise & Plimpton as to the legality of securities being issued; filed herewith.

  12. Form of opinion and Consent of Debevoise & Plimpton as to Tax Matters; filed herewith.

  13.     Not Applicable.

  14. (a) Consent of Deloitte & Touche LLP regarding financial statements of Registrant and Lord Abbett Securities Trust; filed herewith.

      (b) Ruling application submitted to the Internal Revenue Service, dated October 19, 1995, supplemental application, dated January 26, 1996, and Ruling, dated February 5, 1996; filed herewith.

  15.     Not Applicable.

  16.     Not Applicable.

  17. (a) Form of Proxy Card; filed herewith.
      (b) Prospectus and Statement of Additional Information of the Registrant dated May 1, 1995 (3).
      (c) The financial statements of the Registrant for the fiscal year ended December 31, 1995, and the report thereon of Deloitte & Touche LLP, independent public accountants, contained in the 1995 Annual Report of the Acquiring Fund (6).
      (d) The financial statements of the Acquired Trust for the fiscal year ended October 31, 1995, and the report thereon of Deloitte & Touche LLP, independent public accountants, contained in the 1995 Annual Report of Lord Abbett Securities Trust. (7)

      (e) Notice to Brokers

      (f) Letter to Shareholders re: Proxy


--------------
(1) Incorporated herein by reference to Registrant's Registration Statement on Form N-1A (File Nos. 33-20309 and 811-5476) filed on or about February 24, 1988.
(2) Incorporated herein by reference to Post-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-1A (File Nos. 33-20309 and 811-5476) filed on or about January 31, 1989.

(3) Incorporated herein by reference to Post-Effective Amendment No. 7 to Registrant's Registration Statement on Form N-1A (File Nos. 33-20309 and 811-5476) filed on or about April 28, 1995.
(4) Incorporated herein by reference to Post-Effective Amendment No. 7 to Lord Abbett Securities Trust's Registration Statement on Form N-1A (File Nos. 33-58846 and 811-7538) filed on or about October 7, 1994.
(5) Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-1A (File Nos. 33-20309 and 811-5476) filed on or about April 15, 1988.
(6)  1995 Annual Report of the Registrant filed on or about March __, 1996.
(7) 1995 Annual Report of Lord Abbett Securities Trust filed on or about January 10, 1996.


Item 17.  Undertakings

(1) The undersigned registrant agrees that, prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR (S) 230.145c] the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES

      As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant in the City of New York and State of New York on the 29th day of February 1996.

                              LORD ABBETT GLOBAL FUND, INC.


                             By:  /s/ Ronald P. Lynch
                                 -----------------------------
                                  Ronald P. Lynch, Chairman
                                     of the Board

      As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on the dates indicated.


        Signature                   Title                     Date
        ---------                   -----                     ----
 /s/ Ronald P. Lynch                                        2/29/96
-------------------------  Chairman of the Board          ---------------
Ronald P. Lynch            and Director
 /s/ Robert S. Dow                                          2/29/96
-------------------------  President and Director         ---------------
Robert S. Dow

 /s/ John J. Gargana, Jr.                                   2/29/96
-------------------------  Vice President and             ---------------
John J. Gargana, Jr.       Chief Financial Officer

 /s/ E. Thayer Bigelow                                      2/29/96
-------------------------  Director                       ---------------
E. Thayer Bigelow


-------------------------  Director                       ---------------
Stewart S. Dixon


-------------------------  Director                       ---------------
Thomas S. Henderson

                           Director                       ---------------
-------------------------
John C. Jansing
 /s/ C. Alan MacDonald                                      2/29/96
-------------------------  Director                       ---------------
C. Alan MacDonald

                           Director                       ---------------
-------------------------
Hansel B. Millican, Jr.
                                                            2/29/96
/s/ Thomas J. Neff         Director                       ---------------
-------------------------
Thomas J. Neff

                                 EXHIBIT INDEX

      The following exhibits are filed as a part of this Registration Statement pursuant to General Instruction G of Form N-14.


Exhibit                                                                               Page
Number                                   Description                                 Number
---------                                -----------                                 ------
(1)(d)      Form of Amendment authorizing multiple class structure
   (e)      Form of Amendment designating Class A shares
   (f)      Form of Articles Supplementary classifying Class C shares
(4)         Form of Agreement and Plan of Reorganization between the Registrant and
            Lord Abbett Securities Trust - Global Income Trust
(7)(a)      Form of Rule 12b-1 Plan for Registrant Class C shares
(9)(b)      Form of Assignment and Assumption Agreement, between Morgan Guaranty
            Trust Company of New York and Bank of New York; filed herewith
(10)(b)     Form of Rule 18f-3 Plan
(11)        Form of Opinion and Consent of Debevoise & Plimpton as to legality of securities being issued
(12)        Form of Opinion and Consent of Debevoise & Plimpton as to Tax Matters
(14)(a)     Consent of Deloitte & Touche LLP regarding financial statements of both
            Registrant and Lord Abbett Securities Trust.
(b)         Ruling application submitted to the Internal Revenue Service, dated
            October 19, 1995, supplemental application, dated January 26, 1996, and
            Ruling, dated February 5, 1996.
(17)(a)     Form of Proxy Card

(17)(e)      Notice to Brokers

(17)(f)       Letter to Shareholders re: Proxy
